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As filed with the Securities and Exchange Commission on August 31, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SANCHEZ ENERGY CORPORATION
Exact name of Registrant as specified in it charter

Delaware State or other jurisdiction of incorporation or organization	1311 Primary Standard Industrial Classification Code Number	45-3090102 I.R.S. Employer Identification No.

1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000
(Address, including zip code, and telephone number, including area code, of each registrant's principal executive offices)

Gregory B. Kopel
Senior Vice President and General Counsel
1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David P. Elder
Patrick Hurley
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, TX 77002
(713) 220-5800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

            If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

            If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share (including attached preferred stock purchase rights)(3)	10,455,000	$2.71	$28,333,050.00	$3,527.46

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), includes an undetermined number of additional shares of common stock as may from time to time be issued by reason of stock splits, stock dividends and other similar transactions.

(2)
Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee. The maximum price per security and the maximum aggregate offering price are based on the average of the $2.78 (high) and $2.64 (low) sale prices of the registrant's common stock as reported on the New York Stock Exchange on August 29, 2018, which date is within five business days prior to filing this Registration Statement.

(3)
The common stock includes certain preferred stock purchase rights (the "Rights") issued pursuant to that certain Rights Agreement, dated as of July 28, 2015 (filed on Exhibit 4.1 to Sanchez Energy Corporation's (the "Company" or "we") Current Report on Form 8-K filed on July 29, 2015), as amended by Amendment No. 1 thereto, dated as of March 1, 2017 (filed as Exhibit 4.2 to the Company's Form 8-A/A filed on March 3, 2017) and as amended by Amendment No. 2 thereto, dated as of July 27, 2018 (filed as Exhibit 4.3 to the Company's Form 8-A/A filed on August 1, 2018) (the "Rights Plan"), between the Company and Continental Stock Transfer & Trust Company, as rights agent. Until the occurrence of certain events specified in the Rights Plan, none of which have occurred as of the filing of this Registration Statement, the Rights are not exercisable, are evidenced only by the certificates for common stock, and will be transferred along with and only with, and are not severable from, the common stock. The value attributable to the Rights, if any, is reflected in the market price of the common stock. No separate consideration will be payable for the Rights.

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 31, 2018

PROSPECTUS

SANCHEZ ENERGY CORPORATION

10,455,000 Shares of Common Stock

        This prospectus relates to an offer and sale of up to 10,395,000 shares of common stock, par value $0.01 per share, of Sanchez Energy Corporation by the selling stockholders identified in this prospectus or in supplements to this prospectus. In addition, other selling stockholders to be named in a prospectus supplement may, from time to time in one or more offerings, offer and sell up to 60,000 shares in the aggregate of our common stock. The selling stockholders may offer shares of our common stock from time to time in a number of different ways and at varying prices. For more information on possible methods of offer and sale by the selling stockholders, you should refer to the section of this prospectus entitled "Plan of Distribution." We will not receive any proceeds from the sale of any shares covered by this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of shares.

        Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SN." On August 29, 2018, the last reported sale price of our common stock on the NYSE was $2.71.

        Investing in our common stock involves risk. You should carefully read the information under the heading "Risk Factors" beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2018.

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should assume that the information appearing in this prospectus and any prospectus supplement, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of such document only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements are based on certain assumptions we made based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management. When used in this prospectus, words such as "will," "potential," "believe," "estimate," "intend," "expect," "may," "should," "anticipate," "could," "plan," "predict," "forecast," "budget," "guidance," "project," "profile," "model," "strategy," "future" or their negatives or the statements that include these words or other words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, statements, express or implied, concerning our future operating results and returns or our ability to replace or increase reserves, increase production, or generate income or cash flows, operational and commercial benefits of our partnerships, expected benefits from acquisitions, including the Comanche Acquisition (defined below) and our strategic relationship with Sanchez Midstream Partners LP (f/k/a Sanchez Production Partners LP) ("SNMP") are forward-looking statements. Forward-looking statements are not guarantees of performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

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  the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids ("NGLs"), natural gas and related commodities;

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  our ability to successfully execute our business and financial strategies;

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  our ability to utilize the services, personnel and other assets of Sanchez Oil & Gas Corporation ("SOG") pursuant to an existing services agreement (the "Services Agreement");

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  our ability to replace the reserves we produce through drilling and property acquisitions;

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  the realized benefits of the acreage acquired in our various acquisitions, including the Comanche Acquisition, and other assets and liabilities assumed in connection therewith;

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  our ability to successfully integrate our various acquired assets into our operations, fully identify existing and potential problems with respect to such assets and accurately estimate reserves, production and costs with respect to such assets;

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  the realized benefits of our partnerships and joint ventures, including our partnership with affiliates of The Blackstone Group, L.P. ("Blackstone");

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  the realized benefits of our transactions with SNMP;

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  the extent to which our drilling plans are successful in economically developing our acreage, producing reserves and achieving anticipated production levels;

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  the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may, therefore, be imprecise;

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  the extent to which we can optimize reserve recovery and economically develop our plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing;

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  our ability to successfully execute our hedging strategy and the resulting realized prices therefrom;

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  the creditworthiness and performance of our counterparties, including financial institutions, operating partners and other parties;

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  competition in the oil and natural gas exploration and production industry in the marketing of crude oil, natural gas and NGLs and for the acquisition of leases and properties, employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;

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  our ability to compete with other companies in the oil and natural gas industry;

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  our ability to access the credit and capital markets to obtain financing on terms we deem acceptable, if at all, and to otherwise satisfy our capital expenditure and other funding requirements;

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  the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;

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  the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities;

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  developments in oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and other factors affecting the supply and pricing of oil and natural gas;

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  the extent to which our crude oil and natural gas properties operated by others are operated successfully and economically;

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  the use of competing energy sources, the development of alternative energy sources and potential economic implications and other effects therefrom;

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  unexpected results of litigation filed against us;

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  the extent to which we incur uninsured losses and liabilities or losses and liabilities in excess of our insurance coverage; and

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  the other factors described in our other public filings with the Securities and Exchange Commission (the "SEC").

        In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements may not occur, and, if any of such events do, we may not have correctly anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC, utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell the shares of common stock described in this prospectus in one or more offerings. Each time the selling stockholders offer shares of common stock, we will, if required, provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We and the selling stockholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares covered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC's public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov. We also make available on our internet website our annual, quarterly and current reports and amendments as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Our Internet address is www.sanchezenergycorp.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We are "incorporating by reference" specified documents that we file with the SEC, which means:

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  incorporated documents are considered part of this prospectus;

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  we are disclosing important information to you by referring you to those documents; and

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  information we file later with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below (excluding any information furnished and not filed with the SEC), which we filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

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  Our Annual Report on Form 10-K for the year ended December 31, 2017, filed on March 1, 2018;

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  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed on May 8, 2018;

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  Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed on August 7, 2018;

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  Our Current Reports on Form 8-K filed on February 6, 2018, February 12, 2018, February 20, 2018, April 23, 2018, May 15, 2018, May 24, 2018, July 13, 2018 and August 1, 2018;

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  Our Current Report on Form 8-K filed on January 31, 2017 with respect to the Statements of Revenues and Direct Operating Expenses of Anadarko Petroleum Corporation's oil and gas assets in Dimmit, LaSalle, Maverick, Webb and Zavala Counties in Texas for each of the years ended December 31, 2015 and 2014, and the nine months ended September 30, 2016, and the report of KPMG LLP, independent registered accounting firm, dated January 18, 2017;

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  The description of our common stock contained in our Form 8-A filed December 9, 2011, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock; and

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  The description of our preferred stock purchase rights contained in our Current Report on Form 8-K filed on July 29, 2015, as amended by our Form 8-A/A filed on March 3, 2017, and as amended by our Form 8-A/A filed on August 1, 2018.

        In addition, we incorporate by reference in this prospectus any future filings made by the Company with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this shelf registration statement are terminated.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address and telephone number:

Sanchez Energy Corporation
Attention: Secretary
1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000

THE COMPANY

        Sanchez Energy Corporation (together with our consolidated subsidiaries, the "Company," "we," "our," "us" or similar terms), a Delaware corporation formed in August 2011, is an independent exploration and production company focused on the exploration, acquisition and development of U.S. onshore unconventional oil and natural gas resources, with a current focus on the horizontal development of significant resource potential from the Eagle Ford Shale in South Texas. We also hold an undeveloped acreage position in the Tuscaloosa Marine Shale in Mississippi and Louisiana, which offers potential future development opportunities. As of June 30, 2018, we have assembled approximately 485,000 gross leasehold acres (283,000 net acres) in the Eagle Ford Shale. In addition, we continually evaluate opportunities to grow our acreage and our producing assets through acquisitions. Our successful acquisition of such assets will depend on the opportunities and the financing alternatives available to us at the time we consider such opportunities.

        Our executive offices are located at 1000 Main Street, Suite 3000, Houston, TX 77002, and our telephone number is (713) 783-8000. Our website is www.sanchezenergycorp.com. Information on our website is not part of this prospectus.

RISK FACTORS

        An investment in shares of our common stock involves risks. In evaluating an investment in shares of our common stock, you should consider carefully the risk factors and other information included in or incorporated by reference into this prospectus and additional information which may be incorporated by reference into this prospectus in the future, as provided under "Where You Can Find More Information" on page 4 of this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including the risk factors described under "Risk Factors" in such reports. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of shares of our common stock could decline and you could lose all or part of your investment. Please read "Cautionary Note Regarding Forward-Looking Statements" beginning on page 1 of this prospectus supplement. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors.

Risks Relating to Our Common Stock

Future sales of our common stock in the public market or the issuance of securities senior to our common stock, or the perception that these sales may occur, could adversely affect the trading price of our common stock and our ability to raise funds in stock offerings.

        Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. We are currently authorized to issue 300.0 million shares of common stock and 15.0 million shares of preferred stock with such designations, rights, preferences, privileges and restrictions as determined by our board of directors. As of August 28, 2018, we had outstanding 87,437,540 shares of common stock, 3,527,830 shares of 6.500% Cumulative Perpetual Convertible Preferred Stock, Series B, or the "6.500% Preferred Stock," and 1,838,985 shares of 4.875% Cumulative Perpetual Convertible Preferred Stock, Series A, or the "4.875% Preferred Stock," which shares of preferred stock are currently convertible into up to 12,520,179 shares of our common stock, subject to adjustment under certain circumstances. We may also elect to pay quarterly dividends on shares of 6.500% Preferred Stock or 4.875% Preferred Stock with newly issued shares of our common stock. At the closing of our acquisition of certain developed and undeveloped oil and gas assets in the Eagle Ford Shale in March 2017 (the "Comanche Acquisition"), we issued approximately 1.5 million shares of common stock to funds managed or advised by GSO Capital Partners LP ("GSO") and warrants to purchase approximately 2.0 million and 6.5 million shares of common stock, at an exercise price of $10.00 per share, to GSO and affiliates of Blackstone, respectively. There are also approximately 5.8 million additional shares available for future issuance to our directors, officers and employees as restricted stock or stock option awards pursuant to our Amended and Restated 2011 Long Term Incentive Plan. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock.

        We may issue common stock or other equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the conversion of convertible securities, or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

Our common stock ranks junior to the 4.875% Preferred Stock and 6.500% Preferred Stock with respect to dividends and amounts payable in the event of our liquidation.

        Our common stock ranks junior to the 1,838,985 outstanding shares of 4.875% Preferred Stock and 3,527,830 outstanding shares of 6.500% Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. Consequently, unless dividends have been paid or set aside for payment on all outstanding 4.875% Preferred Stock and 6.500% Preferred Stock for all past dividend periods and the then-current dividend period, no dividends may be declared or paid on our common stock. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the 4.875% Preferred Stock and 6.500% Preferred Stock a liquidation preference equal to $50.00 per share plus accrued and unpaid dividends. Furthermore, our board of directors has the authority to issue up to 9,633,185 additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices and liquidation preferences, which may be superior to those of the common stock, without further vote or action by the stockholders.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

        We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors may deem relevant. Covenants contained in our credit facility, our indenture and the certificates of designations for our preferred stock restrict our ability to pay dividends on our common stock. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 10,455,000 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders.

 DESCRIPTION OF CAPITAL STOCK

        The following discussion is a summary of the terms of our capital stock that are contained in our restated certificate of incorporation, as amended, including the certificates of designations for our 4.875% Preferred Stock and 6.500% Preferred Stock annexed thereto, and our amended and restated bylaws and does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our restated certificate of incorporation, as amended, certificates of designations and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, of which 87,437,540 shares were issued and outstanding as of August 28, 2018, and 15,000,000 shares of preferred stock, $0.01 par value per share, of which (i) 1,838,395 shares of 4.875% Preferred Stock were issued and outstanding, and (ii) 3,527,830 shares of 6.500% Preferred Stock were issued outstanding as of August 28, 2018.

Common Stock

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock.

Preferred Stock

        Our restated certificate of incorporation, as amended, authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 15,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        Our board of directors has designated 3,000,000 shares of our preferred stock as 4.875% Cumulative Perpetual Convertible Preferred Stock, Series A. Each holder of the 4.875% Preferred Stock is entitled to an annual dividend of 4.875% on the liquidation preference of $50.00 per share to be paid quarterly in cash, common stock or a combination thereof on January 1, April 1, July 1 and October 1, when and if such dividend has been declared by our board of directors. We cannot make any dividends or other distributions (except in certain specified limited circumstances) on our common stock, or purchase our common stock, unless all accumulated and unpaid dividends on our 4.875% Preferred Stock have been declared and paid (or are declared and a sufficient amount for the payment of such dividends has been set apart). Each share of 4.875% Preferred Stock has a liquidation preference of $50.00 per share plus accumulated and unpaid dividends and is convertible, at the holder's option, into shares of our common stock based on an initial conversion price of $21.51 per share of our common stock, subject to adjustment upon the occurrence of certain events. In addition, if a "fundamental change" (as defined in the certificate of designations for our convertible preferred stock) occurs, we may be required to increase the conversion rate for a holder that elects to convert its shares of 4.875% Preferred Stock in connection with the fundamental change based on the stock price and the effective date of the fundamental change (subject to our right to pay cash in lieu of delivering shares of our common stock upon conversion). The 4.875% Preferred Stock will not be subject to redemption by us and no "sinking fund" is provided for the 4.875% Preferred Stock.

        At any time on or after October 5, 2017, we may cause all outstanding shares of 4.875% Preferred Stock to be converted into shares of common stock if the closing price of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, in which case, each holder will receive, for each share of 4.875% Preferred Stock being converted, a number of shares of our common stock equal to the conversion rate, as described in the certificate of designations related to our 4.875% Preferred Stock. The holders of our 4.875% Preferred Stock have no voting rights unless dividends payable on such stock are in arrears for six or more quarterly periods (whether or not consecutive). In that event, the holders of the 4.875% Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the 4.875% Preferred Stock has been paid in full.

        In addition, our board of directors has designated 4,500,000 shares of our preferred stock as 6.500% Cumulative Perpetual Convertible Preferred Stock, Series B. Each holder of the 6.500% Preferred Stock is entitled to an annual dividend of 6.500% on the liquidation preference of $50.00 per share to be paid quarterly in cash, common stock or a combination thereof on January 1, April 1, July 1 and October 1, when and if such dividend has been declared by our board of directors. We cannot make any dividends or other distributions (except in certain specified limited circumstances) on our common stock, or purchase our common stock, unless all accumulated and unpaid dividends on our 6.500% Preferred Stock have been declared and paid (or are declared and a sufficient amount for the payment of such dividends has been set apart). Each share of 6.500% Preferred Stock has a liquidation preference of $50.00 per share plus accumulated and unpaid dividends and is convertible, at the holder's option, into shares of our common stock based on an initial conversion price of $21.40 per share of our common stock, subject to adjustment upon the occurrence of certain events. In addition, if a "fundamental change" (as defined in the certificate of designations for our 6.500% Preferred Stock) occurs, we may be required to increase the conversion rate for a holder that elects to convert its shares of 6.500% Preferred Stock in connection with the fundamental change based on the stock price and the effective date of the fundamental change (subject to our right to pay cash in lieu of delivering shares of our common stock upon conversion). The 6.500% Preferred Stock will not be subject to redemption by us and no "sinking fund" is provided for the 6.500% Preferred Stock.

        At any time on or after April 6, 2018, we may cause all outstanding shares of the 6.500% Preferred Stock to be converted into shares of common stock if the closing price of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, in which case, each holder will receive, for each share of 6.500% Preferred Stock being converted, a number of shares of our common stock equal to the conversion rate, as described in the certificate of designations related to our 6.500% Preferred Stock. The holders of our 6.500% Preferred Stock have no voting rights unless dividends payable on such stock are in arrears for six or more quarterly periods (whether or not consecutive). In that event, the holders of the 6.500% Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the 6.500% Preferred Stock has been paid in full.

Rights Plan

        On July 28, 2015, we entered into the Rights Plan with Continental Stock Transfer & Trust Company, as rights agent, which was amended by Amendment No. 1 thereto dated as of March 1, 2017, and by Amendment No. 2 thereto dated as of July 27, 2018. In connection therewith, our board of directors declared a dividend of one preferred share purchase right ("Purchase Right") for each outstanding share of our common stock, which was payable on August 10, 2015 to stockholders of record as of the close of business on August 7, 2015 (the "Record Date"). In addition, one Purchase Right will automatically attach to each share of common stock issued between the Record Date and the Distribution Date (as defined below).

        Our board of directors adopted the Rights Plan in an effort to prevent the imposition of significant limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), on our ability to utilize our current net operating losses ("NOLs") to reduce our future tax liabilities. If we experience an "ownership change," as defined in Section 382 of the Code, our ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. In general terms, the Rights Plan works by imposing a significant penalty upon any person or group that beneficially acquires 4.9% or more of our outstanding common stock without the approval of our board of directors (an "Acquiring Person"). The Rights Plan also gives discretion to our board of directors to determine that someone is an Acquiring Person even if they do not beneficially own 4.9% or more of the outstanding common stock but do beneficially own 4.9% or more in value of our outstanding common stock, as determined pursuant to Section 382 of the Code and the regulations promulgated thereunder (a "Value Determination"). Stockholders that beneficially owned 4.9% or more of our outstanding common stock at the adoption of the Rights Plan will not trigger the Rights unless they beneficially acquire additional shares of our outstanding common stock, subject to certain exceptions set forth in the Rights Plan. In addition, our board of directors has established procedures to consider requests to exempt certain acquisitions of our securities from the Rights Plan if our board of directors determines that doing so would not limit or impair the availability of the NOLs or is otherwise in the best interests of the Company.

        The Rights.    Our board of directors authorized the issuance of a Purchase Right with respect to each share of common stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the common stock. New Rights will accompany any new shares of common stock issued after the Record Date until the earlier of the Distribution Date, the redemption date or the expiration date of the Rights, as described below. Prior to exercise, a Purchase Right does not give its holder any dividend, voting or liquidation rights.

        Exercise Price.    Each Purchase Right will allow its registered holder to purchase from the Company one one-thousandth of a share of Series C Preferred Stock for $32.00, subject to adjustment under certain circumstances (the "Purchase Price"), once the Rights become exercisable.

        Exercisability.    The rights will not be exercisable until the earlier to occur of:

  •
  10 business days following public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" by obtaining beneficial ownership of 4.9% or more of the outstanding common stock or a Value Determination, except where such person or group has acquired such ownership in certain circumstances prior to the first public announcement of the adoption of the Rights Plan, or

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  10 business days (or a later date determined by our board of directors before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

        The date when the Rights become exercisable is referred to as the "Distribution Date." Until the Distribution Date, the Rights are evidenced, with respect to any common stock certificates outstanding as of the Record Date, by such common stock certificates, and with respect to any shares of common stock held in uncertificated form as of the Record Date, by the book entries in the book-entry system for the common stock, in each case together with a copy of the Summary of Rights for the Rights. Until the Distribution Date, new common stock certificates issued after the Record Date upon transfer or new issuance of shares of common stock will contain a legend regarding the Rights (which certificates will evidence the associated Rights) and we will deliver a notice regarding the Rights upon the transfer or new issuance of shares of common stock held in book-entry form (which book-entries will evidence the associated Rights). Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for common stock or book-entry shares, with or without such legend, notice or Summary of Rights, will also constitute the transfer of the associated Rights. After the Distribution Date, the Rights will separate from the common stock and be evidenced solely by Purchase Right certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or an associate or affiliate thereof and certain transferees thereof will be null and void and may not be exercised.

        Consequences of a Person or Group Becoming an Acquiring Person.    If a person or group of affiliated or associated persons becomes an Acquiring Person, all holders of Rights except the Acquiring Person or an associate or affiliate thereof and certain transferees thereof may, upon exercise of a Purchase Right, purchase for the Purchase Price shares of common stock with a market value of two times the Purchase Price, based on the market price of the common stock prior to such acquisition. If we do not have a sufficient number of shares of common stock available, we may under certain circumstances substitute shares of Series C Preferred Stock or other securities or property for the common stock into which the Rights would have otherwise been exercisable.

        Exempt Persons.    Our board of directors recognizes that there may be instances when an acquisition of shares of the common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger, in any material respect, the availability of the NOLs. Accordingly, the Rights Plan grants discretion to our board of directors to designate a person as an "Exempt Person." Our board of directors can revoke an "Exempt Person" designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs.

  Series C Preferred Stock Provisions.

        Each one one-thousandth of a share of Series C Preferred Stock, if issued

  •
  will not be redeemable;

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  will entitle the holder to quarterly dividend payments equal to the dividend paid on one share of common stock;

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  will entitle the holder upon liquidation, dissolution or winding-up of the Company to receive the greater of (a) $0.01 per one one-thousandth of a share of Series C Preferred Stock (plus any accrued but unpaid dividends) and (b) an amount equal to the payment made on one share of common stock;

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  will have the same voting power as one share of common stock; and

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  if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one share of common stock.

        The value of one one-thousandth interest in a share of Series C Preferred Stock should approximate the value of one share of our common stock.

        Expiration.    The Rights will expire on the earliest of (i) 5:00 p.m., New York City time, on July 26, 2021, (ii) the time at which the Rights are redeemed or exchanged under the Rights Plan or (iii) the time at which our board of directors determines that the NOLs are fully utilized or no longer available under Section 382 of the Code.

        Redemption.    Our board of directors may redeem the Rights for $0.01 per Purchase Right at any time before any person or group becomes an Acquiring Person. If our board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Purchase Right. The redemption price will be adjusted if we have a stock split or issue stock dividends of our common stock.

        Anti-Dilution Provisions.    The Purchase Price of the Series C Preferred Stock, the number of shares of Series C Preferred Stock issuable and the number of outstanding Rights are subject to adjustment to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Series C Preferred Stock or our common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

        Amendments.    The terms of the Rights Plan may be amended by our board of directors without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, our board of directors may not amend the agreement in a way that adversely affects holders of the Rights.

Anti-Takeover Effects of Provisions of Our Restated Certificate of Incorporation, as Amended, Our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, and our restated certificate of incorporation, as amended, and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

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  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation, as Amended, and Amended and Restated Bylaws

        Among other things, our restated certificate of incorporation, as amended, and amended and restated bylaws:

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  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

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  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

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  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  provide that the affirmative vote of the holders of at least 75% in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office at any time;

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  provide that our board of directors is divided into three classes with each class serving staggered three year terms;

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  provide that special meetings of our stockholders may only be called by our Chairman of the Board, Chief Executive Officer, President or pursuant to a resolution adopted by our board of directors;

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  provide that, subject to the terms of any series of preferred stock that is outstanding at such time, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; and

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  provide that the affirmative vote of the holders of at least 75% in the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to amend, alter, or repeal certain provisions of our restated certificate of incorporation, as amended, or any provision of our amended and restated bylaws. The board of directors can also unilaterally amend, alter, or repeal our amended and restated bylaws with the affirmative vote of a majority of the entire board of directors.

The Rights Plan

        Although the Rights Plan was structured and approved by our board of directors to use NOLs to offset future tax liabilities, the existence of the Rights Plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our Rights Plan, the plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of us. The Rights Plan has a limited life and is not intended for defensive or anti-takeover purposes. See "—Rights Plan."

Indemnification Matters

        Our restated certificate of incorporation, as amended, limits the liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law. Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers, and we intend to enter into indemnification agreements with each of our future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Provisions of Our Restated Certificate of Incorporation, as Amended, Governing Corporate Opportunities

        We and SOG, Sanchez Energy Partners I, LP, and certain of their affiliates (but excluding us, collectively, the "Sanchez Group") are engaged in similar activities or lines of business and have an interest in the same areas of corporate opportunities. Members of the Sanchez Group will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and to the fullest extent permitted by law, no member of the Sanchez Group nor any of their directors or officers will be liable to us or our stockholders for breach of any fiduciary duty, by reason of any such activities. Additionally, if any member of the Sanchez Group acquires knowledge of a potential transaction or matter that may be a corporate opportunity for it and us, to the fullest extent permitted by law, such member of the Sanchez Group will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any duty (fiduciary or otherwise) if such member of the Sanchez Group pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to its affiliates. If any director or officer of any member of the Sanchez Group who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such member of the Sanchez Group or its affiliates and that director or officer will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders. Pursuant to the terms of our restated certificate of incorporation, as amended, members of the Sanchez Group are not required to offer corporate opportunities to us, and our directors and officers may be permitted to offer certain corporate opportunities to members of the Sanchez Group before us.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

        Our common stock trades on the NYSE under the symbol "SN."

SELLING STOCKHOLDERS

        This prospectus relates to the possible resale by certain of our stockholders, who we refer to in this prospectus as the "selling stockholders," of (i) up to 10,395,000 shares of our common stock, held by the selling stockholders identified in the table below (such selling stockholders, the "GSO/BX selling stockholders") and (ii) up to 60,000 shares of our common stock, held by a selling stockholder not named in the table below, that (x) in the case of 8,500,000 of such shares, are issuable upon exercise of warrants to acquire common stock that were issued and outstanding, prior to the original date of filing of the registration statement of which this prospectus forms a part and (y) in the case of 1,955,000 of such shares, were issued to the selling stockholders prior to the original date of filing of the registration statement of which this prospectus forms a part. The selling stockholders originally acquired the shares of our common stock included in this prospectus through the transactions described below, except for 500,000 shares of our common stock acquired by funds managed or advised by GSO in connection with an underwritten offering that we closed on February 6, 2017 (as detailed on our Current Report on Form 8-K filed on February 6, 2017).

        The table below identifies the GSO/BX selling stockholders and other information regarding the beneficial ownership of the common stock by the GSO/BX selling stockholders. The amounts listed under "Ownership of Common Stock Prior to Offering" in the table below represent the number and percentage of shares of common stock beneficially owned by the GSO/BX selling stockholders as of August 23, 2018. Because the GSO/BX selling stockholders may resell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the GSO/BX selling stockholders upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the GSO/BX selling stockholders. The percentages of shares owned are based on 87,437,540 shares of our common stock outstanding as of August 28, 2018. If an identified selling stockholder has the right to acquire beneficial ownership of shares within 60 days, such shares are deemed beneficially owned by such identified selling stockholder and are deemed to be outstanding solely for the purpose of determining the percentage of common stock of such identified selling stockholder, but such shares are not included in the computations for any other identified selling stockholder.

        We prepared the table based on information provided to us by the GSO/BX selling stockholders. We have not sought to verify such information. Additionally, the GSO/BX selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the GSO/BX selling stockholders may also change over time. The GSO/BX selling stockholders include the persons and entities identified in the following schedule and the pledgees, donees (including charitable organizations), distributees, transferees, affiliates, or other successors-in-interest.

	Ownership of Common Stock Prior to Offering			Ownership of Common Stock After Offering
			Number of Shares Being Offered
	Number	Percentage		Number	Percentage
Selling Stockholder(1)
Gavilan Resources Holdings—A, LLC	4,713,927	5.12%	4,713,927	0	0%
Gavilan Resources Holdings—B, LLC	823,714	0.93%	823,714	0	0%
Gavilan Resources Holdings—C, LLC	962,359	1.09%	962,359	0	0%
GSO Capital Opportunities Fund III LP	1,006,060	1.14%	1,006,060	0	0%
GSO Energy Select Opportunities Fund LP	976,156	1.11%	976,156	0	0%
GSO Energy Partners—A LP	189,574	0.22%	189,574	0	0%
GSO Energy Partners—B LP	72,340	0.08%	72,340	0	0%
GSO Energy Partners—C LP	75,548	0.09%	75,548	0	0%
GSO Energy Partners—C II LP	71,734	0.08%	71,734	0	0%
GSO Energy Partners—D LP	144,686	0.17%	144,686	0	0%
GSO Credit Alpha Trading (Cayman) LP	84,962	0.10%	84,962	0	0%
GSO Harrington Credit Alpha Fund (Cayman) L.P.	12,771	0.01%	12,771	0	0%
GSO Capital Solutions Fund II LP	1,261,169	1.43%	1,261,169	0	0%

        (1)   According to a Schedule 13G, filed with the SEC on June 9, 2017, (x) Gavilan Resources Holdings—A, LLC, Gavilan Resources Holdings—B, LLC and Gavilan Resources Holdings—C, LLC, and (y) GSO Capital Opportunities Fund III LP, GSO Energy Select Opportunities Fund LP, GSO Energy Partners-A LP, GSO Energy Partners-B LP, GSO Energy Partners-C LP, GSO Energy Partners-C II LP, GSO Energy Partners-D LP, GSO Credit Alpha Trading (Cayman) LP, GSO Harrington Credit Alpha Fund (Cayman) L.P. and GSO Capital Solutions Fund II LP (each of the foregoing entities in this clause (y), collectively, the "GSO Funds"), are the direct holders of the securities.

        Gavilan Resources Holdings—A, LLC directly holds warrants, with an exercise price of $10.00 per share (the "Warrants"), exercisable for 4,713,927 shares of common stock, Gavilan Resources Holdings—B, LLC directly holds Warrants exercisable for 823,714 shares of common stock, and Gavilan Resources Holdings—C, LLC directly holds Warrants exercisable for 962,359 shares of common stock. GSO Capital Opportunities Fund III LP directly holds 531,847 shares of Common Stock and Warrants exercisable for an additional 474,213 shares of Common Stock; GSO Energy Select Opportunities Fund LP directly holds 480,874 shares of Common Stock and Warrants exercisable for an additional 495,282 shares of Common Stock; GSO Energy Partners-A LP directly holds 93,389 shares of Common Stock and Warrants exercisable for an additional 96,185 shares of Common Stock; GSO Energy Partners-B LP directly holds 35,635 shares of Common Stock and Warrants exercisable for an additional 36,705 shares of Common Stock; GSO Energy Partners-C LP directly holds 37,214 shares of Common Stock and Warrants exercisable for an additional 38,334 shares of Common Stock; GSO Energy Partners-C II LP directly holds 35,340 shares of Common Stock and Warrants exercisable for an additional 36,394 shares of Common Stock; GSO Energy Partners-D LP directly holds 71,276 shares of Common Stock and Warrants exercisable for an additional 73,410 shares of Common Stock; GSO Credit Alpha Trading (Cayman) LP directly holds 41,855 shares of Common Stock and Warrants exercisable for an additional 43,107 shares of Common Stock; GSO Harrington Credit Alpha Fund (Cayman) L.P. directly holds 6,291 shares of Common Stock and Warrants exercisable for an additional

6,480 shares of Common Stock; and GSO Capital Solutions Fund II LP directly holds 621,279 shares of Common Stock and Warrants exercisable for an additional 639,890 shares of Common Stock.

        The managing members of Gavilan Resources Holdings—A, LLC are Blackstone Management Associates VII L.L.C. and Blackstone Energy Management Associates II L.L.C. The managing member of Gavilan Resources Holdings—B, LLC is Blackstone Energy Management Associates II L.L.C. The managing member of Gavilan Resources Holdings—C, LLC is Blackstone Management Associates VII L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C is the general partner of Blackstone Holdings III GP L.P.

        GSO Capital Opportunities Associates III LLC is the general partner of GSO Capital Opportunities Fund III LP. GSO Energy Select Opportunities Associates LLC is the general partner of GSO Energy Select Opportunities Fund LP. GSO Energy Partners-A Associates LLC is the general partner of GSO Energy Partners-A LP. GSO Energy Partners-B Associates LLC is the general partner of GSO Energy Partners-B LP. GSO Energy Partners-C Associates LLC is the general partner of GSO Energy Partners-C LP. GSO Energy Partners-C Associates II LLC is the general partner of GSO Energy Partners-C II LP. GSO Energy Partners-D Associates LLC is the general partner of GSO Energy Partners-D LP. GSO Credit Alpha Associates LLC is the general partner of GSO Credit Alpha Trading (Cayman) LP. GSO Harrington Credit Alpha Associates L.L.C. is the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. GSO Capital Solutions Associates II LP is the general partner of GSO Capital Solutions Fund II LP. The general partners of GSO Capital Solutions Associates II LP are GSO Capital Solutions Associates II (Delaware) LLC and GSO Capital Solutions Associates II (Cayman) Ltd. GSO Holdings I L.L.C. is the managing member of each of GSO Capital Opportunities Associates III LLC, GSO Energy Select Opportunities Associates LLC, GSO Energy Partners-A Associates LLC, GSO Energy Partners-B Associates LLC, GSO Energy Partners-C Associates LLC, GSO Energy Partners-C Associates II LLC, GSO Energy Partners-D Associates LLC, GSO Credit Alpha Associates LLC, GSO Harrington Credit Alpha Associates L.L.C. and GSO Capital Solutions Associates II (Delaware) LLC, and a shareholder of GSO Capital Solutions Associates II (Cayman) Ltd. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P.

        The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. and the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

        In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

        On March 1, 2017, the Company, SN EF Maverick, LLC, a subsidiary of the Company ("SN Maverick"), SN EF UnSub, LP, a subsidiary of the Company ("SN UnSub"), and Gavilan Resources, LLC ("Gavilan" and, together with SN Maverick and SN UnSub, the "Buyers"), an entity controlled by affiliates of Blackstone, completed the closing of the transactions contemplated by the purchase and sale agreement (the "Purchase Agreement") among the Buyers and Anadarko E&P Onshore, LLC and Kerr-McGee Oil & Gas Onshore LP (together, the "Sellers"). At the closing, the Buyers collectively purchased all of the right, title and interest of the Sellers in the Comanche asset for aggregate consideration of approximately $2.1 billion, subject to customary purchase price adjustments.

In connection with the closing of the transactions contemplated by the Purchase Agreement, pursuant to an Interim Investors Agreement, dated as of January 12, 2017, among the Company, SN Maverick, SN UnSub, Aguila Production HoldCo, LLC, Aguila Production, LLC, Blackstone Capital Partners VII L.P. ("BCP VII") and Blackstone Energy Partners II L.P. (together with BCP VII, the "Blackstone Funds") we issued to entities controlled by affiliates of Blackstone (identified in the table above) warrants (expiring on March 1, 2022) to purchase an aggregate of 6.5 million shares of our common stock at an exercise price of $10 per share, subject to customary anti-dilution adjustments, and pursuant to a Securities Purchase Agreement, dated as of January 12, 2017, among the Company, SN UnSub, SN EF UnSub GP, LLC, the general partner of SN UnSub (the "SN UnSub General Partner"), SN UR Holdings, LLC ("SN UR Holdings"), SN EF UnSub Holdings, LLC, a subsidiary of SN UR Holdings, GSO ST Holdings Associates LLC ("GSO Associates LLC"), and GSO ST Holdings LP ("GSO Holdings LP") (which was amended and restated on February 28, 2017 to add Intrepid Private Equity V-A, LLC as an additional party thereto): (i) GSO Holdings LP purchased 485,000 preferred units of SN UnSub for $485,000,000; (ii) GSO Associates LLC purchased 1 Class B Unit in SN UnSub General Partner for nominal consideration; and (iii) the GSO Funds (identified in the table above) received (a) 1,455,000 shares of the Company's common stock and (b) warrants (expiring on March 1, 2032) to purchase 1,940,000 shares of the Company's common stock at an exercise price of $10 per share, subject to customary anti-dilution adjustments. In addition, on March 1, 2017, we entered into a number of transactions with entities affiliated or associated with GSO, the GSO Funds and/or Blackstone, descriptions of which follow (subject to such additional terms, conditions and exceptions, as applicable, as set forth in the relevant agreement).

        We entered into a registration rights agreements with the Blackstone warrantholders and the GSO Funds granting the parties certain registration rights for the shares of the Company's common stock acquired by the parties, including the shares issuable upon the exercise of the warrants to purchase the Company's common stock, requiring the Company to use its reasonable best efforts to prepare and file a shelf registration statement with the SEC to permit the public resale of all registrable securities covered by the applicable agreement within 18 months and to cause such shelf registration statement to be declared effective no later than two years after the date of the agreement. We also entered into a standstill and voting agreement with the Blackstone Funds (and, as of February 6, 2017, the GSO Funds) that restricts the ability of such parties and, indirectly certain affiliates, to take certain actions relating to the acquisition of our securities or assets or participation in our management, contains a two year lock-up restricting dispositions of the Company's common stock or the warrants to purchase the Company's common stock, and contains an agreement to vote any voting securities of the Company in the same manner as recommended by the board of directors of the Company. We also entered into a Shareholders Agreement with Gavilan Resources Holdco, LLC ("Gavilan Holdco") pursuant to which, Gavilan Holdco has the right, but not the obligation, to appoint one observer representative to be present at all regularly scheduled meetings of the full board of directors of the Company.

        We entered into an amended and restated partnership agreement of SN UnSub (the "Partnership Agreement") and an amended and restated limited liability company agreement of SN UnSub General Partner (the "GP LLC Agreement") with the members or partners, as the case may be, thereto, providing for the issuance of preferred units of SN UnSub entitled to receive quarterly cash distributions of 10.0% per annum unless a cash payment is then prohibited by certain of SN UnSub's debt agreements (in which case such distribution will be deemed to have been accrued and paid in kind), and having priority over the common units, to the extent of the Base Return (as defined below), upon a liquidation, sale of all or substantially all assets, certain change of control and exit transactions. SN UnSub may, from time to time and subject to the conditions set forth in the Partnership Agreement and SN UnSub's credit agreement, redeem SN UnSub preferred units at a purchase price per unit sufficient to achieve the greater of (i) the amount required to cause the return on investment with respect to each such preferred unit to be equal to the product of (x) 1.5 multiplied by (y) the purchase price per unit and (ii) the amount required to cause the internal rate of return with respect to each preferred unit to be equal to 14.0%, in each case inclusive of previous distributions made in cash (the "Base Return"). Partners holding a majority of the SN UnSub preferred units will have the option to request SN UnSub to redeem all of the preferred units for the Base Return at any time following the seventh anniversary of issuance or upon the occurrence of certain change of control transactions. In addition, under certain circumstances, holders of the preferred units will be entitled to appoint a majority of the members of the board of directors of SN UnSub General Partner and may cause a sale of the assets or equity of SN UnSub in order to redeem the preferred units. Under the terms of the GP LLC Agreement, SN UR Holdings has the right to appoint three members and GSO Associates LLC has the right to appoint two members to the five-member board of directors of SN UnSub General Partner, and the approval of GSO is required for a number of material actions by SN UnSub.

        We entered into an eight-year (subject to earlier termination as provided for therein) joint development agreement ("JDA") that provides for the administration, operation and transfer of the jointly owned Comanche asset, and further provides for the (i) establishment an operating committee to control the timing, scope and budgeting of operations on the Comanche asset (subject to certain exceptions) and (ii) designate SN Maverick as operator of the Comanche asset and certain other interests (subject to forfeiture in the event of certain default events); the JDA also provides for mechanics relating to division of assets and operatorship among the parties, contains restrictions on the indirect or direct transfer of the parties' interests in the Comanche asset, including certain tag-along rights and rights of first offer provisions, and provides Gavilan with certain drag-along rights in the event of certain sale transactions, subject to certain exceptions and potential alternative structures or asset divisions.

        We entered into a management services agreement between Gavilan Holdco and SN Comanche Manager, LLC ("Manager"), a wholly owned subsidiary of the Company, pursuant to which Manager serves as manager of Gavilan Holdco's business and provides comprehensive general, administrative, business and financial services at a price equal to Manager's actual cost of providing such services (including an "administrative fee" equal to 2% of SOG's total G&A costs), continuing until the occurrence of one or more events giving Manager or Gavilan Holdco the right to terminate the agreement.

        We entered into an amended and restated limited liability company agreement (the "LLC Agreement") of Gavilan Holdco between Manager and Gavilan Resources Holdings, LLC (the "Common Units Member") governing the relationship of the parties and providing for the issuance of the Class A Units in Gavilan Holdco to Manager. The Class A Units are generally non-voting economic interests, except that the Class A Units have customary consent rights for holders of incentive equity interests, and subject to customary straight-line vesting over five annual installments of 20% beginning on March 1, 2018, and subject to forfeiture and acceleration upon certain events specified in the LLC Agreement; distributions, including in connection with any exit event, will be applied in the following order of priority: (i) first, pro-rata to the Common Units Member until all capital contributions made by the Common Units Member are returned and the Common Units Member has achieved an IRR of 10% on its invested capital; (ii) second, 15% to the outstanding Class A Units and the remainder pro-rata to the Common Units Member until the Common Units Member has achieved both (a) an IRR of 17% and (b) a 2x net return on its invested capital; (iii) third, 20% to the outstanding Class A Units and the remainder pro-rata to the Common Units Member until the Common Units Member has achieved both (a) an IRR of 25% and (b) a 3x net return on its invested capital; and (iv) fourth, thereafter, 30% to the outstanding Class A Units and the remainder pro-rata to the Common Units Member. The Company and its affiliates have similar participation rights in connection with its participation in additional acquisitions by Gavilan Holdco and its affiliates within an area of mutual interest.

        We entered into a crude oil production marketing agreement, a residue gas marketing agreement and a natural gas liquids marketing agreement between Gavilan and SN Maverick wherein Gavilan, subject to certain take in kind rights, agrees to sell all production from the Comanche asset to SN Maverick and SN Maverick purchases all such production from Gavilan, transports and sells such production pursuant to SN Maverick's downstream arrangements, and remits to Gavilan its proportionate share of the sale proceeds. The agreements are each for a primary term through December 31, 2022, with automatic year-to-year renewals thereafter unless terminated by either party.

PLAN OF DISTRIBUTION

        We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

        The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly to purchasers or through one or more underwriters, broker-dealers or agents, at market prices prevailing at the time of sale, at prices related to such market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

  •
  on any national securities exchange or over-the-counter market on which the shares of common stock may be listed or quoted at the time of sale;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which a broker-dealer may attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer, as principal, and a subsequent resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  in transactions otherwise than on such exchanges or in the over-the-counter market;

  •
  through a combination of any such methods; or

  •
  through any other method permitted under applicable law.

        In addition, the selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling stockholders may:

  •
  enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

  •
  sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

  •
  write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

  •
  enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

  •
  lend or pledge the shares to a broker, dealer or other financial institution, which may sell the shares under this prospectus.

        In effecting sales, brokers-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. If the selling stockholders effect such transactions by selling the common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an "underwriter" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation.

        There can be no assurance that any selling stockholders will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. In order to comply with the securities laws of some states, the shares sold in those jurisdictions may only be sold through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

        Underwriters, dealers and agents who participate in the distribution of securities and their controlling persons may be entitled, under agreements that may be entered into with us, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents and their controlling persons may be required to make in respect of those liabilities.

        Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot offered securities, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of offered securities in the open market after the distribution has been completed to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas, our outside legal counsel. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of Sanchez Energy Corporation as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference herein in reliance upon the reports of

KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2017 financial statements refers to a change in the method of accounting for oil and gas exploration and development activities from full-cost method of accounting to the successful-efforts method of accounting.

        The Statements of Revenues and Direct Operating Expenses of Anadarko Petroleum Corporation's oil and gas assets in Dimmit, LaSalle, Maverick, Webb and Zavala Counties in Texas (the "Eagle Ford Properties" or the "Statements") for each of the years ended December 31, 2015 and 2014, and the nine months ended September 30, 2016, incorporated by reference herein, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein, which includes an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and any other matters paragraph describing limited procedures performed on the accompanying supplemental information relating to oil and natural gas producing activities.

        The information incorporated by reference in this prospectus regarding estimated quantities of proved, probable and possible reserves, the future net income from those reserves and their present value as of December 31, 2017 is based on a reserve report prepared by Ryder Scott Company, L.P., independent reserve engineers. These estimates are incorporated by reference in this prospectus in reliance upon the authority of such firm as an expert in these matters.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses (all of which are estimated) to be borne by us in connection with a distribution of securities registered under this Registration Statement.

SEC registration fee	$3,527.46
Accounting fees and expenses	$50,000
Legal fees and expenses	$25,000
Printing fees and expenses	$10,000
Transfer Agent fees and expenses	$5,000
Miscellaneous	$5,000

Total	$98,527.46

Item 15.    Indemnification of Directors and Officers.

        The Company is incorporated in Delaware. Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

        Section 145 of the DGCL further provides that, to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the DGCL.

        The Company's restated certificate of incorporation, as amended, provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent that the DGCL or any other law of the State of Delaware permits the limitation or elimination of the liability of directors.

        The Company's amended and restated bylaws provide that it will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company's amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as its officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        The Company has entered into indemnification agreements with each of its current directors and officers and intends to enter into indemnification agreements with each of its future directors and officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the indemnification agreements will facilitate its ability to continue to attract and retain qualified individuals to serve as directors and officers.

Item 16.    Exhibits.

Exhibit Number		Description
2.1	**	Purchase and Sale Agreement, dated as of May 21, 2014, by and among SWEPI LP, Shell Gulf of Mexico Inc., as sellers, and Sanchez Energy Corporation, as buyer (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on May 22, 2014, and incorporated herein by reference).

2.2	**	Purchase and Sale Agreement, dated as of March 31, 2015, by and among SEP Holdings III, LLC, SEP Holdings IV, LLC and Sanchez Production Partners LP (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on April 1, 2015, and incorporated herein by reference).

2.3	**	Purchase and Sale Agreement, dated as of September 25, 2015, by and among Sanchez Energy Corporation, SN Catarina, LLC and Sanchez Production Partners LP (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on September 29, 2015, and incorporated herein by reference).

2.4	**	Purchase and Sale Agreement, dated as of July 5, 2016, by and among Sanchez Energy Corporation, SN Midstream, LLC and Sanchez Production Partners LP (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on July 6, 2016, and incorporated herein by reference).

2.5	**	Purchase and Sale Agreement, dated as of October 6, 2016, by and among Sanchez Energy Corporation, SN Midstream, LLC and Sanchez Production Partners LP (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on October 7, 2016, and incorporated herein by reference).

2.6	**	Purchase and Sale Agreement, dated as of October 6, 2016, by and among SN Cotulla Assets, LLC, SN Palmetto, LLC, SEP Holdings IV, LLC and Sanchez Production Partners LP (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K on October 7, 2016, and incorporated herein by reference).

Exhibit Number		Description
2.7	**	Purchase and Sale Agreement, dated as of October 6, 2016, by and among Sanchez Energy Corporation, SN Terminal, LLC and Sanchez Production Partners LP (filed as Exhibit 2.3 to the Company's Current Report on Form 8-K on October 7, 2016, and incorporated herein by reference).

2.8	**	Purchase and Sale Agreement, dated as of October 24, 2016, by and among SN Cotulla Assets, LLC, Carrizo (Eagle Ford) LLC, Carrizo Oil & Gas, Inc., and for the limited purposes set forth therein, Sanchez Energy Corporation (filed as Exhibit 2.1 on the Company's Current Report on Form 8-K on January 13, 2017, and incorporated herein by reference).

2.9	**	Purchase and Sale Agreement, dated as of January 12, 2017, by and among Anadarko E&P Onshore LLC, Kerr-McGee Oil & Gas Onshore LP, SN EF Maverick, LLC, SN EF UnSub, LP, Aguila Production, LLC, and solely for the purposes of Section 15.22 and Schedule 13.4(a), Sanchez Energy Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on January 17, 2017, and incorporated herein by reference).

2.10	**	Purchase and Sale Agreement, dated as of August 17, 2017, by and between SN Cotulla Assets, LLC and Vitruvian Exploration IV, LLC. (filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q on November 6, 2017, and incorporated herein by reference).

3.1		Restated Certificate of Incorporation dated as of May 28, 2013 (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q on November 8, 2013, and incorporated herein by reference).

3.2		Certificate of Amendment of Restated Certificate of Incorporation, dated May 24, 2018 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on May 24, 2018, and incorporated herein by reference).

3.3		Amended and Restated Bylaws dated as of December 13, 2011 (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K on December 19, 2011, and incorporated herein by reference).

4.1		Form of Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 3 to the Company's registration statement on Form S-1 (File. No. 333-176613) on November 25, 2011, and incorporated herein by reference).

4.2		Description of Common Stock (incorporated herein by reference to the Company's Form 8-A filed on December 9, 2011 (Registration No. 001-35372)).

4.3		Description of Rights (incorporated herein by reference to the Company's Form 8-A filed on July 29, 2015, as amended by our Form 8-A/A filed on March 3, 2017, and as amended by our Form 8-A/A filed on August 1, 2018 (Registration No. 001-35372)).

4.4		Rights Agreement, dated as of July 28, 2015, by and between Sanchez Energy Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (including the form of Certificate of Designations of Series C Junior Participating Preferred Stock attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C) (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on July 29, 2015, and incorporated herein by reference).

4.5		Amendment No. 1 to Rights Agreement, effective as of March 1, 2017, by and between Sanchez Energy Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.2 from the Company's Amendment No. 1 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 3, 2017).

Exhibit Number	Description
4.6	Amendment No. 2 to Rights Agreement, dated as of July 27, by and between Sanchez Energy Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.3 from the Company's Amendment No. 2 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 1, 2018).

4.7	Registration Rights Agreement, dated March 1, 2017, by and among Sanchez Energy Corporation and the GSO Funds, as defined therein (incorporated by reference from Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

4.8	Warrant Agreement, dated as of March 1, 2017, by and between Sanchez Energy Corporation and Gavilan Resources Holdings—A, LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on March 6, 2017, and incorporated herein by reference).

4.9	Warrant Agreement, dated as of March 1, 2017, by and between Sanchez Energy Corporation and Gavilan Resources Holdings—B, LLC (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K on March 6, 2017, and incorporated herein by reference).

4.10	Warrant Agreement, dated as of March 1, 2017, by and between Sanchez Energy Corporation and Gavilan Resources Holdings—C, LLC (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K on March 6, 2017, and incorporated herein by reference).

4.11	Warrant Agreement, dated as of March 1, 2017, by and between Sanchez Energy Corporation and GSO Capital Opportunities Fund III LP, GSO Energy Select Opportunities Fund LP, GSO Energy Partners—A LP, GSO Energy Partners—B LP, GSO Energy Partners—C LP, GSO Energy Partners—C II LP, GSO Energy Partners—D LP, GSO Credit Alpha Fund LP, GSO Harrington Credit Alpha Fund (Cayman) L.P., and GSO Capital Solutions Funds II LP (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K on March 6, 2017, and incorporated herein by reference).

4.12	Warrant Agreement, dated as of March 1, 2017, by and between Sanchez Energy Corporation and Intrepid Private Equity V-A, LLC (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K on March 6, 2017, and incorporated herein by reference).

4.13	Registration Rights Agreement, dated March 1, 2017, by and between Sanchez Energy Corporation and Intrepid Private Equity V-A, LLC (incorporated by reference from Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

4.14	Registration Rights Agreement, dated March 1, 2017, by and among Sanchez Energy Corporation, Gavilan Resources Holdings—A, LLC, Gavilan Resources Holdings—B, LLC and Gavilan Resources Holdings—C, LLC (incorporated by reference from Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

4.15	Standstill and Voting Agreement, dated February 6, 2017, by and among Sanchez Energy Corporation and the GSO Funds, as defined therein (incorporated by reference from Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

Exhibit Number		Description
4.16		Amendment No. 1 to Standstill and Voting Agreement, dated March 1, 2017, by and among Sanchez Energy Corporation and the GSO Funds, as defined therein (incorporated by reference from Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

4.17		Standstill and Voting Agreement, dated March 1, 2017, by and among Sanchez Energy Corporation, Blackstone Capital Partners VII L.P. and Blackstone Energy Partners II L.P. (incorporated by reference from Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q on May 10, 2017, and incorporated herein by reference).

5.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of KPMG LLP.

23.3	*	Consent of Ryder Scott Company L.P.

23.4	*	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1).

24.1	*	Power of Attorney (contained on signature page).

*
Filed herewith.

**
The exhibits and schedules to this agreement have been omitted form this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such omitted exhibits and schedules to the SEC upon request.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

          1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

          2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4.     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

              (i)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

             (ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

          5.     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          6.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          7.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 31, 2018.

SANCHEZ ENERGY CORPORATION
By:	/s/ ANTONIO R. SANCHEZ, III, Antonio R. Sanchez, III Director and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Antonio R. Sanchez, III, Howard J. Thill and Gregory B. Kopel and each of them, any of whom may act without joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do, if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ ANTONIO R. SANCHEZ, III Antonio R. Sanchez, III	Director and Chief Executive Officer (Principal Executive Officer)	August 31, 2018
/s/ HOWARD J. THILL Howard J. Thill	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 31, 2018
/s/ KIRSTEN A. HINK Kirsten A. Hink	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 31, 2018
/s/ A. R. SANCHEZ, JR. A. R. Sanchez, Jr.	Executive Chairman of the Board of Directors	August 31, 2018
/s/ ALAN G. JACKSON Alan G. Jackson	Director	August 31, 2018

Signature	Title	Date

/s/ BRIAN CARNEY Brian Carney	Director	August 31, 2018
/s/ GREG COLVIN Greg Colvin	Director	August 31, 2018
/s/ GILBERT A. GARCIA Gilbert A. Garcia	Director	August 31, 2018
/s/ SEAN M. MAHER Sean M. Maher	Director	August 31, 2018
/s/ ROBERT V. NELSON, III Robert V. Nelson, III	Director	August 31, 2018